SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(23 November 2015)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

News Release

23 November 2015

NOT FOR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. THE EXCHANGE OFFER IS AVAILABLE ONLY TO (1) QUALIFIED INSTITUTIONAL BUYERS IN A PRIVATE TRANSACTION IN RELIANCE UPON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY SECTION 4(A)(2) THEREOF AND (2) OUTSIDE THE UNITED STATES, TO PERSONS OTHER THAN "U.S. PERSONS" AS DEFINED IN RULE 902 UNDER THE SECURITIES ACT IN OFFSHORE TRANSACTIONS IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT. THE EXCHANGE OFFER IS MADE SUBJECT TO OFFER RESTRICTIONS IN CERTAIN JURISDICTIONS (SEE "OFFER RESTRICTIONS" BELOW).

LLOYDS BANKING GROUP PLC ANNOUNCES AN OFFERING OF SUBORDINATED DEBT SECURITIES AND ITS INTENTION TO COMMENCE AN EXCHANGE OFFER

Lloyds Banking Group plc ("LBG") announces an offering for cash of new Tier 2 subordinated debt securities and its intention to commence later today an offer to certain eligible holders to exchange specified series of outstanding subordinated debt securities issued by HBOS plc and Lloyds Bank plc, wholly-owned subsidiaries of LBG, for LBG's Tier 2 subordinated debt securities set out in the table below (the "Exchange Offer").

The proposed Exchange Offer provides LBG with an opportunity to further enhance the quality of its capital base.

The Private Offering

LBG has launched an offering for cash of new subordinated debt securities due 2045 (the "2045 Original Notes"). The 2045 Original Notes are expected to be priced later today and issued on 1 December 2015. The 2045 New Notes (as defined below) offered in the Exchange Offer will constitute a further issuance of, will form a single series with, and have the same CUSIP numbers as the 2045 Original Notes.

Exchange Offer

The Exchange Offer will be made on the terms and subject to the conditions to be set out in an Exchange Offer Memorandum expected to be available later today (the "Exchange Offer Memorandum"). Capitalized terms not otherwise defined in this announcement have the same meaning as in the Exchange Offer Memorandum.

The Exchange Offer is expected to consist of:

•     an offer to exchange 6.50% Fixed Rate Lower Tier 2 Notes due 2020 issued by Lloyds Bank plc and guaranteed by LBG (the "2020 Old Notes") for Subordinated Debt Securities due 2025 issued by LBG (the "2025 New Notes") (the          "2025 Exchange Offer"); and

•     an offer to exchange 6.00% Subordinated Notes due 2033 issued by HBOS plc (the "2033 Old Notes") for Subordinated Debt Securities due 2045 (the "2045 New Notes") issued by LBG (the "2045 Exchange Offer").

The 2020 Old Notes and the 2033 Old Notes are together referred to as the "Old Notes". The 2025 New Notes and the 2045 New Notes are together referred to as the "New Notes".

The table below sets forth certain information relating to the 2025 Exchange Offer:

Old Notes	CUSIP	Principal Amount Outstanding	Reference Treasury Security	Bloomberg Reference Page	2020 Old Notes Fixed Spread (basis points)	2025 New Notes Fixed Spread (basis points)	Early Participation Payment(1)
Lloyds Bank plc 6.50% Fixed Rate Lower Tier 2 Notes due 2020	53947NAA2 53947QAA5	$2,000,000,000	1.375% due 31 October 2020	PX1	100	235	$50

(1) Per $1,000 principal amount of 2020 Old Notes accepted for exchange.

The table below sets forth certain information relating to the 2045 Exchange Offer:

Old Notes	CUSIP	Principal Amount Outstanding	Reference Treasury Security	Bloomberg Reference Page	2033 Old Notes Fixed Spread (basis points)	2045 New Notes Fixed Spread (basis points)(1)	Early Participation Payment(2)
HBOS plc 6.00% Subordinated Notes due 2033	4041A2AF1 4041A3AG7	$750,000,000	2.875% due 15 August 2045	PX1	180	N/A	$50

(1) The 2045 New Notes fixed spread is expected to be equal to the spread at which the 2045 Original Notes will be priced.

(2) Per $1,000 principal amount of 2033 Old Notes accepted for exchange.

Total Exchange Consideration; Exchange Consideration

Upon the terms and subject to the conditions to be set forth in the Exchange Offer Memorandum, holders who validly tender and who do not validly withdraw Old Notes at or prior to the Early Participation Date, and whose tenders are accepted for exchange by LBG, will receive the applicable Total Exchange Consideration for each $1,000 principal amount of Old Notes. The Exchange Consideration for each $1,000 principal amount of Old Notes tendered after the Early Participation Date but at or prior to the Expiration Deadline will be the Total Exchange Consideration less the applicable Early Participation Payment.

2025 Exchange Offer

The Total Exchange Consideration in the 2025 Exchange Offer will be based on the fixed spread for the 2020 Old Notes to the yield on the applicable Reference U.S. Treasury Security as of 11:00 a.m., New York City time, on 8 December 2015.

The 2025 New Notes will mature on 10 December 2025 and will bear interest at a rate per annum (the "2025 Notes Coupon") equal to the sum of (a) the bid-side yield on the 2.25% U.S. Treasury Security due 15 November 2025 (the "2025 New Notes Reference Security"), as calculated by the Dealer Managers in accordance with standard market practice, that equates to the bid-side price of the 2025 New Notes Reference Security, as of 11:00 a.m., New York City time, on 8 December 2015, as displayed on the Bloomberg Reference page PX1 (or any recognized quotation source selected by the Dealer Managers if such quotation report is not available or manifestly erroneous) plus (b) a fixed spread of 235 basis points, such sum rounded to the third decimal place when expressed as a percentage.

2045 Exchange Offer

The Total Exchange Consideration in the 2045 Exchange Offer will be based on the fixed spread for the 2033 Old Notes to the yield on the applicable Reference U.S. Treasury Security for that series as of 11:00 a.m., New York City time, on 8 December 2015.

The 2045 New Notes offered in the 2045 Exchange Offer will constitute a further issuance of, will form a single series with, and have the same CUSIP numbers as the 2045 Original Notes.

The 2045 New Notes will mature on 1 December 2045. The 2045 New Notes Value will be equal to the discounted value on the Early Settlement Date of the remaining payments of principal and interest (excluding accrued and unpaid interest to but not including the Early Settlement Date) per $1,000 principal amount of the 2045 New Notes through the maturity date of the 2045 New Notes, using a yield equal to the sum, as calculated by the Dealer Managers, of (a) the bid-side yield on the 2.875% U.S. Treasury Security due 15 August 2045, as of 11:00 a.m., New York City time, on 8 December 2015, as displayed on the Bloomberg Reference page PX1 (or any recognized quotation source selected by the Dealer Managers if such quotation report is not available or manifestly erroneous) plus (b) a fixed spread, which is expected to be equal to the spread at which the Original 2045 Notes will be priced. The 2045 New Notes Value will be rounded to the nearest cent per $1,000 principal amount of 2045 New Notes.

The 2045 New Notes Exchange Ratio will be equal to (1) the Total Exchange Consideration or the Exchange Consideration, as the case may be, divided by (2) the 2045 New Notes Value multiplied by (3) $1,000.  Such amount will represent the aggregate principal amount of 2045 New Notes a holder would be entitled to receive for each $1,000 of 2033 Old Notes tendered in the 2045 Exchange Offer and accepted by LBG.

As the 2045 New Notes Exchange Ratio will be calculated by reference to the Total Exchange Consideration or the Exchange Consideration, as applicable, the 2045 New Notes Exchange Ratio will differ for holders tendering Old Notes (i) at or prior to the Early Participation Date and (ii) after the Early Participation Date but at or prior to the Expiration Deadline.

Early Participation

In order to encourage holders to tender early, for each $1,000 principal amount of the Old Notes validly tendered on or before the Early Participation Date and not validly withdrawn, holders will be eligible to receive the applicable Exchange Consideration and the applicable Early Participation Payment set out in the table above.  Holders who validly tender their Old Notes after the Early Participation Date but at or prior to the Expiration Deadline, will only be eligible to receive the applicable Exchange Consideration, which does not include the Early Participation Amount.

Exchange Offer Conditions

Consummation of the Exchange Offer will be subject to a number of conditions, including a Minimum New Issue Size Condition and a Tax Fungibility Condition, which will be described in more detail in the Exchange Offer Memorandum.

Withdrawal Rights

Validly tendered Old Notes may be withdrawn at any time before 5:00 p.m., New York City time, on 7 December 2015 (the "Withdrawal Deadline"), but not thereafter. LBG may extend or otherwise amend the Early Participation Date or the Expiration Deadline or increase the amount of Old Notes sought in the Exchange Offer without extending the Withdrawal Deadline or otherwise reinstating withdrawal rights, except as required by law.

Exchange Offer Period

The Exchange Offer is expected to commence later today and expire at 11:59 p.m., New York City time, on 21 December 2015, unless extended, re-opened or earlier terminated as provided in the Exchange Offer Memorandum. Assuming that the conditions to the Exchange Offer are satisfied or waived, LBG expects that the Early Settlement Date will be 10 December 2015, and the Final Settlement Date will be 23 December 2015.

The relevant deadline set by the relevant Clearing System or any intermediary for the submission of Exchange Instructions may be earlier than the deadlines set out herein.

Eligibility to Participate in the Exchange Offer

LBG has not registered the New Notes under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. The New Notes may not be offered or sold in the United States or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Exchange Offer or the securities to be issued in the Exchange Offer or passed upon the adequacy or accuracy of the Exchange Offer Memorandum. Any representation to the contrary is a criminal offense.

Registration of the New Notes

LBG expects to enter into a Registration Rights Agreement with the Dealer Managers with respect to the New Notes whereby LBG will be obligated to use commercially reasonable efforts to file a registration statement with respect to an offer to exchange the New Notes for substantially similar notes of LBG that are registered under the Securities Act or, in certain circumstances, register the resale of the New Notes.

Holders should confirm with any bank, securities broker or other intermediary through which they hold Old Notes whether such intermediary needs to receive instructions from a holder before the deadlines specified in the Exchange Offer Memorandum in order for that holder to be able to participate in, or (in the circumstances in which withdrawal is permitted) withdraw their instruction to participate in, the Exchange Offer.

FURTHER INFORMATION

Requests for information should be directed to:

Exchange Agent
Lucid Issuer Services Limited	Email: lbg@lucid-is.com
Sunjeeve Patel / David Shilson	Telephone: +44 (0) 20 7704 0880
Investor Relations
Duncan Heath	Email: duncan.heath@finance.lloydsbanking.com
Director of Investor Relations	Telephone: +44 (0) 20 7356 1585

DISCLAIMER

This announcement and the Exchange Offer Memorandum (including the documents incorporated by reference therein) contain important information which should be read carefully before any decision is made with respect to the Exchange Offer. If you are in any doubt as to the contents of this announcement or the Exchange Offer Memorandum or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Old Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Exchange Offer. None of LBG, the Dealer Managers or the Exchange Agent makes any recommendation as to whether holders should offer Old Notes for exchange pursuant to the Exchange Offer.

OFFER RESTRICTIONS

United Kingdom

This announcement and the Exchange Offer Memorandum and any other documents or materials relating to the Exchange Offer are not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of LBG or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

Belgium

Neither this announcement, the Exchange Offer Memorandum nor any other documents or materials relating to the Exchange Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Exchange Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids, as amended or replaced from time to time. Accordingly, the Exchange Offer may not be advertised and the Exchange Offer will not be extended, and neither the Exchange Offer Memorandum nor any other documents or materials relating to the Exchange Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Law of 16 June 2006, on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement and the Exchange Offer Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offer. Accordingly, the information contained in the Exchange Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

Canada

The Exchange Offer is not being made, directly or indirectly, to any person located or resident in any province or territory of Canada, and such persons may not participate in the Exchange Offer.

France

The Exchange Offer is not being made, directly or indirectly, to the public in France. Neither this announcement, the Exchange Offer Memorandum nor any other documents or offering materials relating to the Exchange Offer, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Exchange Offer. The Exchange Offer Memorandum has not been and will not be submitted for clearance procedures (visa) of the Autorité des marchés financiers.

Hong Kong

The Exchange Offer is not being made and will not be made, and the New Notes are not being offered and will not be offered, in the Special Administrative Region of Hong Kong, other than: (a) to "professional investors" as defined in section 1 of part 1 of Schedule 1 of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of the Special Administrative Region of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance. Neither LBG nor the Dealer Managers or the Exchange Agent has issued or had in its possession for the purposes of issue, or will issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Notes which are or are intended to be disposed of only to persons outside of Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder.

Italy

None of the Exchange Offer, the Exchange Offer Memorandum or any other documents or materials relating to the Exchange Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB"), pursuant to Italian laws and regulations. The Exchange Offer is being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the "Issuers' Regulation").

Accordingly, the Exchange Offer is only addressed to holders of Old Notes located in the Republic of Italy who are "qualified investors" (investitori qualificati) as defined pursuant to, and within the meaning of, Article 100 of the Financial Services Act and article 34-ter, paragraph 1, letter b of the Issuers' Regulation.

Holders or beneficial owners of the Old Notes located in the Republic of Italy that qualify as "qualified investors" can tender the Old Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Old Notes or the Exchange Offer.

Singapore

This announcement and the Exchange Offer Memorandum have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Exchange Offer Memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the New Notes may not be circulated or distributed, nor may the New Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the New Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor), whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the New Notes pursuant to an offer made under Section 275 of the SFA, except (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; (4) as specified in Section 276(7) of the SFA; or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland

The New Notes may not be publicly offered, sold or advertised, directly or indirectly, in or from Switzerland. Neither this announcement, the Exchange Offer Memorandum nor any other offering or marketing material relating to the New Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange Ltd, and neither this announcement, the Exchange Offer Memorandum nor any other offering or marketing material relating to the New Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Taiwan

The Exchange Offer is not being made to the public in Taiwan unless prior approval from, or effective registration with, the Republic of China government authorities has been obtained pursuant to the applicable laws or a private placement exemption is available under the applicable securities laws.

General

The distribution of this announcement and the Exchange Offer Memorandum in certain jurisdictions may be restricted by law. The Exchange Offer and the Exchange Offer Memorandum are, respectively, subject to offer and distribution restrictions in, among other countries, the United States, the United Kingdom, Belgium, Canada, France, Hong Kong, Italy, Singapore, Switzerland and Taiwan.  This announcement and the Exchange Offer Memorandum do not constitute an invitation to participate in the Exchange Offer in any jurisdiction in which, or to any person to whom, the making of such invitation would not be in compliance with the laws or regulations of such jurisdiction. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements with respect to the business, strategy and plans of LBG and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about LBG's or its directors' and/or management's beliefs and expectations, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by LBG or on its behalf include, but are not limited to: general economic and business conditions in the United Kingdom and internationally; market related trends and developments; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to LBG's credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the potential for one or more countries to exit the Eurozone or European Union (EU) (including the United Kingdom as a result of a referendum on its EU membership) and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside LBG's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside LBG's control; the policies, decisions and actions of governmental or regulatory authorities in the United Kingdom, the EU, the United States or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on LBG as a result of HM Treasury's investment in LBG; actions or omissions by LBG's directors, management or employees including industrial action; changes to LBG's post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by LBG; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the SEC for a discussion of certain factors together with examples of forward-looking statements. Except as required by any applicable law or regulation, the forward-looking statements contained in this announcement are made as of the date of this announcement, and LBG expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 23 November 2015